Studsvik®

02 MAY -7

Datum – Date	Vår referens – Our reference
2002-04-24	
Ert datum – Your date	Er referens – Your reference

02028803

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Yours sincerely,

Inger Wahlström
Information

Enclosures:
Press Release April 22, 2002:
Studsvik AB (publ) - Interim Report, January–March 2002
Kommuniké från Studsvik ABs bolagsstämma den 22 april 2002 (in Swedish)

dlw 5/8

2002-04-22

Kommuniké från Studsvik ABs bolagsstämma den 22 april 2002

Bolagsstämman beslutade fastställa resultaträkningen och balansräkningen samt koncernresultaträkningen och koncernbalansräkningen.

Vidare beslutade stämman att till bolagsstämmans förfogande stående vinstmedel, 470 754 406 kronor, balanseras i ny räkning samt att ingen utdelning skall utgå för 2001.

Bolagsstämman beviljade styrelsens ledamöter samt verkställande direktören ansvarsfrihet.

Styrelsen beslutades bestå av åtta ledamöter intill slutet av nästa års bolagsstämma.

Ordinarie ledamöterna Roland Bengtsson, Håkan Johansson, Göran Lundberg, Leif Nilsson och Per Wahlström omvaldes. Ingemar Eliasson, Henry Sténson och Studsvik ABs verkställande direktör Hans-Bertil Håkansson nyvaldes.

Bolagsstämman beslutade om en riktad emission av ett skuldebrev om nominellt 100 kronor förenat med 310 000 stycken avskiljbara optionsrätter till nyteckning av aktier i Studsvik AB. Rätt att teckna skuldebrevet skall tillkomma det av Studsvik AB helägda dotterbolaget Studsvik Instrument Systems AB. Studsvik Instrument Systems AB skall avskilja och mot betalning av marknadsmässigt pris överlåta optionsrätterna till verkställande direktören i Studsvik AB, ledande befattningshavare och andra anställda inom koncernen. Varje optionsrätt ger rätt att teckna en ny aktie i Studsvik AB om nominellt en (1) krona. Teckning av aktier med stöd av teckningsoptionerna skall kunna äga rum under perioden den 1 juni 2004 till och med den 31 maj 2005.

Styrelsen

Studsvik AB

För ytterligare information hänvisas till Ekonomidirektör Jerry Ericsson, 0155-22 10 32, under måndagen den 22 april 0709-67 70 32.

April 22, 2002

Studsvik AB (publ) – Interim Report, January–March 2002

- **Studsvik are in final negotiations for a co-operation in the DOE market.**
- **Net sales for the Group increased by 24 per cent to SEK 243.6 million (196,9).**
- **The result before tax amounted to SEK -19.6 million (-36.2).**
- **SEK -25.7 million (-10.5) in non-recurring items were charged to the result.**
- **The result per share after tax amounted to SEK -2.62 (-7.04)**
- **At March 31, 2002, the equity per share amounted to SEK 63.37 (81.11).**

Net Sales

During the first quarter, net sales amounted to SEK 243.6 million (196.9). All of the SBUs account for the increase.

Sales abroad increased and amounted to 70 (49) per cent of net sales.

A breakdown of net sales per geographical market is provided below.

Amounts in SEK million	Jan-Mar 2002	Jan-Mar 2001	Full year 2001
Sweden	74.0	96.6	306.9
Europe, excluding Sweden	85.6	62.6	310.7
North America	61.4	28.8	196.8
Asia	22.0	7.9	63.2
Other markets	0.6	1.0	5.1
Total	**243.6**	**196.9**	**882.7**

Result

The operating result for the first quarter was SEK -18.9 million (-32.0). SEK 25.7 million (10.5) in non-recurring items, primarily for the arbitration process in the USA, were charged to the result. All of the non-recurring items were charged to administrative expenses. A breakdown of the result is shown below.

Amounts in SEK million	Jan-Mar 2002	Jan-Mar 2001	Full Year 2001
Operating result	-18.9	-32.0	-125.7
Non-recurring items	25.7	10.5	76.8
Adjusted operating profit	6.8	-21.5	-48.9
Amortization of goodwill	2.2	2.5	10.0
Adjusted operating result before amortization of goodwill	9.0	-19.0	-38.9

The Board of Directors is of the opinion that the operating result is not satisfactory. Measures to improve the operating result are under implementation.

Business

General

Studsvik AB and a major American company are in the final phase of negotiating on co-operation to utilize Studsvik's THOR technology on waste materials which are in the possession of the U S Government including the U S Department of Energy (DOE). The term "DOE market" refers to the waste which has been stored in the USA since the fifties and which originated from nuclear research and development. The DOE is responsible for the treatment of the waste and for decommissioning the facilities.

The arbitration process between Studsvik, Inc. and Metric Duke, concerning the construction of the waste management facility in Erwin has continued. During the quarter, the part of the process involving hearings before the arbitration panel was completed in the allotted time. This will be followed by a phase involving written pleas and, following this, a decision as to the award can be expected. It may take some time to reach a decision and this may not be possible until the third quarter. The preparations for and conduct of the hearings resulted in substantial costs for the hiring of legal counsel. The phase that is now beginning will entail lower costs for legal counsel.

A package, dispatched from Studsvik on December 27, 2001, containing the iridium-192 isotope, showed increased levels of radiation when it was received by the customer in the USA. As a result of the incident, the Swedish Radiation Protection Association (SSI) indicted Studsvik for a breach of the Radiation Protection Act and the Act on the Transport of Hazardous Goods. The prosecutor has not yet started a preliminary investigation.

After the incident, Studsvik together with SSI, initiated a review of the quality system and work procedures. The review, which has largely been completed, has led to certain changes in work procedures and organization. SSI subsequently lifted the temporary ban on radioisotope transport which was intro-

Nuclear Technology

Net sales for the SBU increased by 24 per cent to SEK 108.1 million (86.9). Operating profit for the first quarter amounted to SEK 12.9 million (-6.5). The operating result for 2001 includes SEK -5.7 million in non-recurring items.

The guarantee work relating to fuel testing projects for Japanese customers is progressing as planned. Although these projects do not represent a direct burden on costs they use up production resources which limits the reactor production capacity for other projects.

The in-core fuel management code operations conducted by the Studsvik Scandpower group report a substantial increase in sales compared with the previous year. About 60 per cent of the group's income comes from maintenance contracts, code licensing and consulting. This income is evenly distributed over the year. The remaining 40 per cent comes from new sales/ new customers. The sales process is usually long and invoicing can vary considerably from quarter to quarter. Therefore, variations in new sales can have a major impact on financial performance. Consequently, the figures for Quarter 1 do not indicate a change in trend and is normal for the business.

Waste & Decommissioning

During the quarter, net sales for the SBU increased by about 45 per cent to SEK 61.4 million (42.1). The operating result for the first quarter amounted to SEK -22.8 million (-13.1). The operating result includes SEK -29.6 million (-19.9) from the business in Erwin, USA, which includes SEK 25.5 million (4.8) in costs for the arbitration process.

The average production in the Erwin facility has been about 2,200 cubic feet per month. During March, maintenance at the facility was conducted during a period of 17 days, which has affected the production volume negatively. The price level remains unchanged at about USD 350-360 per cubic foot.

Studsvik RadWaste AB reports stable production and financial performance.

Industrial Services

During the quarter, the SBU increased its net sales by just over 16 per cent, to SEK 86.4 million (74.1). The operating result for the first quarter amounted to SEK 1.2 million (-0.3).

The SBU's operations are seasonal in nature, with the emphasis on the second and third quarter when the nuclear power industry conduct their annual refueling and maintenance outages. The increase in net sales during the first quarter is attributable to the acquisition of Baumann Nuklear Service GmbH on July 1, 2001, which allows for a more even annual capacity utilization in

Nuclear Medicine

During the first quarter, net sales for the SBU amounted to SEK 4.3 million (3.1). The operating result for the first quarter amounted to SEK -2.0 million (-0.1). The loss is attributable to the BNCT business.

Following the incident involving a transport of iridium-192 in December 2001, the Swedish Radiation Protection Authority issued a temporary transport ban for radioisotopes. The ban was lifted at the end of February, although certain restrictions remained with respect to iridium-192. In spite of the transport restrictions, isotope operations report an increase in net sales.

The BNCT treatments are progressing. An evaluation of the treatment results for the patients which received BNCT treatment at the beginning of Quarter 2, 2001 is being conducted. The results of these treatments are expected to be reported later this year.

Investments

During the first quarter, investments for the Group amounted to SEK 6.7 million (17.3) and mainly concern re-investments.

Financial Position and Liquidity

Liquid assets amounted to SEK 108.9 million (321.2), which corresponds to 11 per cent of net sales calculated to an annual basis. During the quarter, SEK 110 million in loans in USD were repaid.

Equity amounted to SEK 514.2 million (658.2) and the equity-assets ratio to 44.9 (46.8) per cent.

Interest-bearing liabilities amounted to SEK 214.2 million (299.1). Borrowing is entirely in foreign currency and concerns the investment in the USA as well as the acquisition of SINA Industrieservice.

Cash Flow

In the first quarter, the cash flow from operating activities after investments amounted to SEK -41,0 million (-28.7). Focus will be to establish better cash flow for the whole Group.

Personnel

In the first quarter, the average number of employees amounted to 1,083 (1,111).

Parent Company

In the first quarter, net sales for the parent company amounted to SEK 2.5 million (4.7). The operating result amounted to SEK -8.2 million (-9.8). The decrease in net sales is related to a modification of procedures for intra-group transactions and has no impact on financial performance.

The Studsvik Share

During the quarter, almost 1.1 million shares were traded, corresponding to just over 13 per cent of the total shares in Studsvik. During the quarter, the maximum quoted share price was SEK 42 and the minimum, SEK 34.

Future Outlook

The Group is expected to show a tangible improvement in financial performance in 2002, which corresponds to the assessment made in the report for the whole of 2001.

The Group's future development continues to be highly dependent on the development on the American market. In the short term the development of the Erwin facility is a dominating factor and in the long term the decisive factor is the possibility to commercialize the THOR technology on the DOE market.

The Nuclear Technology SBU reports a positive profit trend and the impact of the guarantee work on Japanese fuel testing projects on financial performance is expected to decline during 2002.

A material amount of non-recurring items was charged to the result for 2001. In 2002, these items mainly comprise expenses relating to the arbitrary process in the USA.

Changed Accounting Policies

As of 2002, the company is applying the seven new recommendations that enter into force from this year. The changed accounting policies have no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Jan-Mar 2002**	**Jan-Mar 2001**	**Full Year 2001**
Net sales	243.6	196.9	882.7
Cost of services sold	-189.0	-180.8	-748.9
Gross profit	**54.6**	**16.1**	**133.8**
Selling expenses	-10.3	-10.0	-41.0
Administrative expenses	-52.8	-28.1	-172.7
Research and development costs	-11.0	-10.5	-48.7
Other operating income	0.1	0.1	0.5
Other operating expenses	–	–	-0.1
Result from participations in associated companies	0.5	0.4	2.5
Operating result	**-18.9**	**-32.0**	**-125.7**
Interest income and other similar profit/loss items	1.4	1.1	10.8
Interest expense and other similar profit/loss items	-2.1	-5.3	-17.5
Result after financial items	**-19.6**	**-36.2**	**-132.4**
Tax	-1.6	-5.7	-3.0
Result for the period	**-21.2**	**-41.9**	**-135.4**
Result per share, SEK	-2.62	-7.04	-17.86

Condensed Consolidated Balance Sheet Amounts in SEK million	**March 2002**	**March 2001**	**Full Year 2001**
Assets			
Goodwill	83.9	87.2	88.9
Other intangible fixed assets	13.2	15.2	13.7
Tangible fixed assets	692.1	716.1	725.2
Financial fixed assets	15.1	22.2	11.6
Inventories etc	6.0	7.0	6.4
Accounts receivable – trade	139.9	107.7	131.7
Other current receivables	86.1	129.6	82.5
Cash and bank balances	108.9	321.2	258.0
Total assets	**1,145.2**	**1,406.2**	**1,318.0**
Equity and liabilities			
Equity	514.2	658.2	551.6
Provisions	180.9	172.7	160.2
Long-term liabilities	199.2	296.3	313.6
Current liabilities	250.9	279.0	292.6
Total liabilities and equity	**1,145.2**	**1,406.2**	**1,318.0**

Changes in equity Amounts in SEK million	**March 2002**	**March 2001**	**Full Year 2001**
Equity at the beginning of the period	551.6	356.1	358.0
Effect of changed accounting policies	–	–	–
New share issue	–	159.7	159.7
Shareholder's contribution	–	160.8	160.8
Net result for the period	-21.2	-41.9	-135.4
Change in translation differences	-16.2	23.5	8.5
Equity at the end of the period	514.2	658.2	551.6

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**March 2002**	**March 2001**	**Full Year 2001**
Operating activities			
Operating result	-18.9	-32.0	-125.7
Depreciation	23.7	22.9	91.9
Other non-cash items	15.1	9.3	-23.2
	19.9	**0.2**	**-57.0**
Financial items, net	-0.7	-4.2	-7.8
Tax	-5.0	-29.7	-30.9
Cash flow generated from operations before working capital changes	**14.2**	**-33.7**	**-95.7**
Working capital changes	-48.5	22.3	56.6
Cash flow from operating activities	**-34.3**	**-11.4**	**-39.1**
Investing activities			
Investments	-6.7	-17.3	-74.2
Other changes from investing activities	-3.5	0.4	13.8
Cash flow from investing activities	**-10.2**	**-16.9**	**-60.4**
Financing activities			
New share issue and shareholder's contribution	–	320.5	320.5
Change, borrowings	-103.7	-3.8	3.9
Other changes from financing activities	–	–	–
Cash flow from financing activities	**-103.7**	**316.7**	**324.4**
Change in liquid assets	**-148.2**	**288.4**	**224.9**
Liquid assets at the beginning of the year	**258.0**	**31.8**	**31.8**
Translation differences	**-0.9**	**1.0**	**1.3**
Liquid assets at the end of the period	**108.9**	**321.2**	**258.0**

Financial Ratios for the Group* Amounts in SEK million	March 2002	March 2001	Full Year 2001
Operating result			
Operating result before depreciation	4.7	-9.1	-33.8
Operating result before amortization of goodwill	-16.8	-29.5	-115.7
Margins			
Operating margin before depreciation, %	1.9	neg	neg
Operating margin before amortization of goodwill, %	neg	neg	neg
Operating margin, %	neg	neg	neg
Profit margin, %	neg	neg	neg
Profitability			
Return on total assets, %	neg	neg	neg
Return on operating capital, %	neg	neg	neg
Return on capital employed, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Capital structure			
Total capital	1,145.2	1,406.2	1,318.0
Operating capital	619,7	636.4	624.3
Capital employed	728,7	957.6	882.3
Equity	514,2	658.2	551.6
Net interest-bearing debt	105,3	-22.0	72.5
Net debt-equity ratio (times)	0,2	0.0	0.1
Interest cover	neg	neg	neg
Equity-assets ratio, %	44,9	46.8	41.9
Cash flow			
Degree of self-financing (times)	-5,1	-0.7	neg
Investments	6,7	17.3	74.2
Employees			
Average number of employees	1,083	1,111	1,134
Net sales per employee	0,9	0.7	0.8

* For definitions, see Studsvik's Annual Report 2001.

Data per share Amounts in SEK	**Q1** **2002**	**Q1** **2001**	**Full Year** **2001**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	5,954,281	7,581,625
Result per share	-2,62	-7,04	-17,86
Equity per share	63,37	81,11	67,98

Financial data per SBU Amounts in SEK million	**Jan-Mar** **2002**	**Jan-Mar** **2001**	**Full Year** **2001**
Nuclear Technology			
Net sales	108.1	86.9	310.2
Operating result before amortization of goodwill	12.9	-6.5	-30.2
Operating result	12.9	-6.5	-30.2
Investments	2.9	8.7	26.7
Average number of employees	217	211	225
Waste & Decommissioning			
Net sales	61.4	42.1	206.5
Operating result before amortization of goodwill	-22.8	-13.1	-57.0
Operating result	-22.8	-13.1	-57.0
Investments	1.3	3.2	12.8
Average number of employees	55	54	51
Industrial Services			
Net sales	86.4	74.1	396.1
Operating result before amortization of goodwill	3.1	2.0	22.5
Operating result	1.2	-0.3	13.4
Investments	2.1	3.2	21.5
Average number of employees	781	812	827
Nuclear Medicine			
Net sales	4.3	3.1	15.9
Operating result before amortization of goodwill	-2.0	-0.1	1.1
Operating result	-2.0	-0.1	1.1
Investments	0.1	2.0	12.4
Average number of employees	6	7	6

April 22, 2002

Forthcoming Financial Information

Interim report for April-June	19 August 2002
Interim report for July-September	30 October 2002

Nyköping, April 22, 2002

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer. On Monday, April 22, Mr Håkansson can be reached on +46 709 67 70 26 (cellphone) and, after Monday, on +46 155 22 10 26.

Jerry Ericsson, Chief Financial Officer. On Monday, April 22, Mr Ericsson can be reached on +46 709 67 70 32 (cellphone) and, after Monday, on +46 155 22 10 32.

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.